Exhibit 4.3



                        [CommScope, Inc. Letterhead]

                                                        CONFIDENTIAL

November 9, 2001

Lucent Technologies Inc.
600 Mountain Avenue
Murray Hill, NJ 07974

The Furukawa Electric Co., Ltd.
6-1 Marunouchi
2-chome
Chiyoda-ku
Tokyo 100-8322
Japan

               Re:  Financing Agreement
                    -------------------

Dear Sirs:

     Reference is made to the Financing Agreement among Lucent Technologies Inc. ("Lucent"), CommScope, Inc. ("CommScope"), and The Furukawa Electric Co., Ltd. ("Furukawa"), dated July 24, 2001 (the "Financing Agreement").

     Capitalized terms used but not defined herein have the meaning ascribed to them in the Financing Agreement unless otherwise indicated.

     The parties hereto agree to amend and supplement the Financing Agreement as follows:

          1. The JV Interest Purchase Amount is hereby amended to be $203,388,000 and notwithstanding the first paragraph of the Financing Agreement, such amount shall not be paid in cash.

          2. The commitments contemplated by the commitment letters attached to the Financing Agreement have been (or will be at Closing) terminated by CommScope. CommScope shall no longer be obligated to satisfy its obligations under Section 1(a) of the Financing Agreement.

Lucent Technologies, Inc.
The Furukawa Electric Co., Ltd.
Page 2
November 9, 2001

          3. Lucent will accept at Closing, in lieu of $203,388,000 (the "Backstop Amount") of the cash purchase price payable by or on behalf of Furukawa under the OFS Purchase Agreement, 10,200,000 shares of Common Stock. For purposes of calculating the value of the Common Stock on the Closing Date, the parties agree that the Fair Market Value of the Common Stock on the Closing Date shall equal $19.94 per share. Lucent will not be obligated to accept any shares of Preferred Stock. References to Preferred Stock (and related provisions that pertain solely to Preferred Stock) in the Financing Agreement are hereby deleted. References to the Backstop Amount in the Financing Agreement shall be referenced to the Backstop Amount as defined herein.

          4. CommScope acknowledges and agrees that, notwithstanding the fact that the JV Interest Purchase Amount will no longer be in cash as contemplated by paragraph 1 above, CommScope's obligation under Section 2 of the Financing Agreement to use its commercially reasonable efforts to raise funds in an amount equal to the Backstop Amount and CommScope's related obligation to repurchase from Lucent the Common Stock held by Lucent, in each case on the terms set forth in Section 2 of the Financing Agreement, shall remain in full force and effect.

          5. The Financing Agreement, as amended and supplemented by this letter agreement, continues in full force and effect in accordance with its terms.

     If the foregoing correctly sets forth our agreement, please indicate your acceptance of the terms hereof by returning to us executed counterparts hereof, whereupon this letter agreement will become a binding agreement between Lucent, Furukawa, and CommScope.


                                              Very truly yours,
                                              COMMSCOPE, INC.


                                        by:  /s/ Frank M. Drenel
                                            ------------------------------
                                            Name:  Frank M. Drenel
                                            Title: Chief Executive Officer

Accepted and agreed to
as of the date first written
above by:

LUCENT TECHNOLOGIES INC.


by: /s/ Edward D. McKeever
   -----------------------------
   Name:  Edward D. McKeever
   Title: Vice President


THE FURUKAWA ELECTRIC CO., LTD.


by: /s/ Osamu Sato
   -----------------------------
   Name:  Osamu Sato
   Title: Director